Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the ordinary General Meeting

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A13SS29 // Securities Identification No.: A13SS2

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the ordinary General Meeting to be held on

Tuesday, May 19, 2015, at 10:00 a.m.

at the Congress Center Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

I. Agenda

1.                                     Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the explanatory report by the General Partner on the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2014; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2014

The Supervisory Board endorsed the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2014 as presented, showing a profit of EUR 4,188,132,105.57, be approved.

2.                                     Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 4,188,132,105.57 for the fiscal year 2014 as follows:

Payment of a dividend of EUR 0.78 for each of the 303,555,300 shares entitled to a dividend	EUR	236,773,134.00

Profit carried forward to new account	EUR	3,951,358,971.57

Distributable profit	EUR	4,188,132,105.57

The dividend is payable on May 20, 2015.

3.                                     Resolution on the approval of the actions of the General Partner for fiscal year 2014

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2014.

4.                                     Resolution on the approval of the actions of the Supervisory Board for fiscal year 2014

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2014.

5.                                     Election of the auditor and consolidated group auditor for fiscal year 2015

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungsausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2015.

6.                                     Resolution on the amendment of section 2 (1) lit. a) of the Articles of the Company (Objects of the business)

The further expansion of the medical services offered by the Company is an important element of Fresenius Medical Care’s strategy to be able to provide an even better and more comprehensive care to patients worldwide in the future. For this purpose, services already offered shall be expanded and improved for the benefit of these patients on the one hand, while on the other hand the range of services provided by the Company shall be broadened by strategically reasonable new service offers. The Company aims for even better patient care through a more integrated and coordinated approach to the necessary steps in the treatment of patients. In the view of the Management Board of the General Partner, this area of so-called care coordination offers substantial growth opportunities for Fresenius Medical Care and is therefore of great strategic significance for the Company and its shareholders.

In order to ensure that the bandwidth and the strategic development of the areas of activities of the Company continues to be covered in every respect by the objects of business as set forth in section 2 (1) of the Articles of the Company, the General Partner and the Supervisory Board propose to achieve a greater degree of flexibility by amending the objects of the business. The amendment of the Articles of the Company as proposed hereunder ensures that the Management Board of the General Partner, implementing its strategy, will continue to be able to seize corporate opportunities on the basis of the objects of business as set forth in the Articles of the Company.

Therefore, the General Partner and the Supervisory Board propose to resolve as follows:

Section 2 (1) lit. a) of the Articles of the Company is amended as follows:

“a)           the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;”

Apart from this amendment, section 2 (1) of the Articles of the Company shall remain unchanged.

7.                                     Resolution on the cancellation of the existing authorized capitals, on the creation of new authorized capitals including the possibility of the exclusion of subscription rights as well as on corresponding amendments to section 4 (3) and (4) of the Articles of the Company

The Articles authorize the General Partner in section 4 (3) to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer ordinary shares for cash on one or more occasions (Authorized Capital 2010/I). Also, the Articles authorize the General Partner in section 4 (4) to increase the share capital of the Company with the approval of the Supervisory Board by up to EUR 25,000,000.00 by issuing new bearer ordinary shares for cash and/or contributions in kind on one or more occasions (Authorized Capital 2010/II). These authorizations each expire on May 10, 2015. The creation of new authorized capitals is proposed hereinafter in order to continue to enable the Company to increase the share capital in a flexible manner and without further resolution of the General Meeting. The amounts of these new authorized capitals shall be identical to those which expire on May 10, 2015.

The General Partner and the Supervisory Board propose to resolve as follows:

a)                                    By cancelling section 4 (3) of the Articles, the Authorized Capital 2010/I in section 4 (3) of the Articles is cancelled effective as of the point in time in which the new Authorized Capital 2015/I, to be resolved on according to the following section b), is entered into the commercial register.

b)                                    The General Partner shall be authorized until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2015/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz — KWG) (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner shall be authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right.

The General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 20% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2015/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

The General Partner shall also be authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2015/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2015/I, the Supervisory Board shall be authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

Article 4 (3) of the Articles is revised as follows:

“The General Partner is authorized until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 (in words: thirty-five million Euros) for cash by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2015/I). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in order to eliminate fractional amounts from the subscription right.

The General Partner may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 20% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2015/I until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

The General Partner is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2015/I. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2015/I, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.”

c)                                     By cancelling section 4 (4) of the Articles, the Authorized Capital 2010/II in section 4 (4) of the Articles is cancelled effective as of the point in time in which the new Authorized Capital 2015/II, to be resolved on according to the following section d), is entered into the commercial register.

d)                                    The General Partner shall be authorized until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2015/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner shall be authorized with the approval of the Supervisory Board to exclude subscription rights of shareholders in the following cases:

•                                in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•                                in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the use of the authorization. To be set-off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the

Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 20% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2015/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

The General Partner shall also be authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2015/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2015/II, the Supervisory Board shall be authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.

Article 4 (4) of the Articles is revised as follows:

“The General Partner is authorized until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 (in words: twenty-five million Euros) for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions (Authorized Capital 2015/II). The number of shares must be increased in the same proportion as the share capital. In principle, the shareholders have subscription rights. The new shares can also be obtained by a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) KWG (financial institution) or a consortium of such credit institutions and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company’s shareholders for subscription.

However, the General Partner is authorized with the approval of the Supervisory Board to exclude subscription rights of shareholders in the following cases:

•                                in the case of one or more capital increases for contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies or other assets, or

•                                in the case of one or more capital increases for cash if the issue price for the shares does not significantly fall below the stock exchange price of the shares already listed and the proportionate amount of the share capital of the Company attributable to the shares issued with exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the use of the authorization. To be set-off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 20% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2015/II until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

The General Partner is also authorized with the approval of the Supervisory Board to determine the further details for the implementation of capital increases from the Authorized Capital 2015/II. Following a total or partial implementation of the increase of the share capital from the Authorized Capital 2015/II, the Supervisory Board is authorized to amend the wording of the corresponding provisions of the Articles with respect to the volume of such capital increase.”

Pursuant to section 278 (3) AktG in connection with sections 203 (2) sentence 2, 186 (4) sentence 2 AktG, the General Partner has submitted a written report on the reasons for the exclusion of subscription rights in certain cases according to the paragraphs b) and d) above. The contents of this report are part of this notice on the convening of the ordinary General Meeting and are published under Section II. below. The report will also be available on the Company’s website under http://www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting from the time of the convening of the ordinary General Meeting and will also be available for inspection during the ordinary General Meeting.

8.                                     Resolution on the cancellation of section 8 (1) sentence 3 of the Articles of the Company (majority required for the election of the members of the Supervisory Board of the Company)

Pursuant to section 8 (1) sentence 3 of the Articles of the Company, the resolution of the General Meeting on the election of the members of the Supervisory Board of the Company can only be taken with a majority of a minimum of 75 per cent of the votes cast.

By requiring such majority, the Articles deviate from the general concept of the Stock Corporation Act according to which the election of members of the Supervisory Board in principle only requires the simple majority of votes cast in the General Meeting. Section 8 (1) sentence 3 of the Articles so far makes use of the option granted by the Stock Corporation Act to demand stricter majority requirements for such elections. The General Partner and the Supervisory Board hold the view that this deviation from the general rule of the law is not appropriate any more and also no longer reflects a modern corporate governance. This view is supported by the nearly unanimous practice of other major listed stock companies. In order to adapt a modern and more flexible approach with regard to the provisions of the Articles on the election of members of the Supervisory Board and in line with established standards of relevant listed stock companies in Germany, the future election of members of the Supervisory Board of the Company shall therefore require a simple majority of the votes cast and therefore correspond to the general concept of the law. This would be achieved by the proposed cancellation of section 8 (1) sentence 3 of the Articles. With effectiveness of this cancellation upon registration of the amendment of the Articles in the commercial register, the simple majority of the votes cast in the General Meeting would suffice for the future election of members of the Supervisory Board.

Therefore, the General Partner and the Supervisory Board propose to resolve as follows:

Section 8 (1) sentence 3 of the Articles of the Company is cancelled without replacement. Apart from this adjustment, section 8 (1) of the Articles of the Company shall remain unchanged.

II. Report of the General Partner on agenda item 7

Pursuant to section 278 (3) AktG in connection with sections 203 (2), 186 (4) sentence 2 AktG, the General Partner hereinafter reports on the reasons for which it shall be authorized in certain cases to exclude the shareholders’ subscription rights when making use of the authorized capitals proposed for resolution under agenda item 7:

In section 4 (3) and in section 4 (4) the Articles currently authorize the General Partner to increase the Company’s share capital with the approval of the Supervisory Board by up to EUR 35,000,000.00 by issuing new bearer ordinary shares for cash (Authorized Capital 2010/I) and up to EUR 25,000,000.00 by issuing new bearer ordinary shares for cash and/or contributions in kind (Authorized Capital 2010/II). These authorizations each expire on May 10, 2015. To ensure that the Company will be able to satisfy future financial requirements arising in connection with the implementation of strategic decisions in a quick and adequately flexible manner and with the approval of the Supervisory Board, i.e. without a time-consuming new resolution in a General Meeting, new authorized capitals are proposed under agenda item 7. The amounts of these new authorized capitals shall be identical to those existing capitals which expire on May 10, 2015.

In total, new authorized capitals of up to EUR 60,000,000.00 shall be created. The Authorized Capital 2015/I shall authorize the General Partner until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 35,000,000.00 for cash by issuing new bearer ordinary shares on one or more occasions. The Authorized Capital 2015/II shall authorize the General Partner until May 18, 2020 to increase the share capital of the Company with the approval of the Supervisory Board by up to a total of EUR 25,000,000.00 for cash and/or contributions in kind by issuing new bearer ordinary shares on one or more occasions.

If the General Partner exercises the authorizations proposed for resolution under agenda item 7 b) and d) during their term, the shareholders have, in principle, subscription rights. In the following cases, however, the General Partner shall be authorized pursuant to these authorizations to exclude the subscription rights with the approval of the Supervisory Board:

A.                                   Under the Authorized Capital 2015/I as proposed for resolution under agenda item 7 b), the General Partner shall be authorized to exclude with the approval of the Supervisory Board fractional amounts from the shareholders’ subscription rights. Fractional amounts can follow from the issuing volume and the determination of a practicable subscription ratio. The exclusion of subscription rights for fractional amounts under the Authorized Capital 2015/I enables the utilization of the proposed authorization in round amounts while maintaining an even subscription rights ratio. This facilitates the processing of the subscription rights. The exclusion therefore enhances practicability and facilitates the processing of the issuing of shares. Also, the value of fractional amounts per shareholder is usually small. In contrast, the effort necessary for the issuance of shares without excluding subscription rights for fractional amounts is significantly higher. The shares excluded from shareholders’ subscription rights as free fractional amounts will be utilized in the best possible way for the Company, either by disposal on the stock exchange or in another way. Since the exclusion of subscription rights under the authorization proposed for resolution under agenda item 7 b) is restricted to fractional amounts, a potential disadvantageous dilutive effect for shareholders resulting from an exclusion of subscription rights is small. The Management Board of the General Partner therefore considers the exclusion of subscription rights under the Authorized Capital 2015/I to the extent described necessary, appropriate, adequate and, weighting the interests of the Company against the interests of shareholders, materially justified.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2015/I to the extent that the proportional amount of the total shares issued under exclusion of subscription rights exceeds 20% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. If, during the period of validity of the Authorized Capital 2015/I until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

B.                                   With regard to the Authorized Capital 2015/II as proposed for resolution under agenda item 7 d), the General Partner shall on the one hand be authorized to exclude the shareholders’ subscription rights with the approval of the Supervisory Board in the case of capital increases for contributions in kind. This authorization to exclude subscription rights shall allow for the acquisition of companies, parts of companies, interests in companies or other assets in return for granting the Company’s shares. To remain competitive especially in an international perspective, the Company must in the interest of its shareholders at any time be in a position to act quickly and flexibly on the international markets. In particular, this includes the option to acquire companies, parts of companies, interests in companies or other assets to improve the Company’s position. It can be of great interest to sellers of attractive targets to (also) be able to acquire shares of the acquiring company instead of cash. At the same time, the acquisition of such targets against the Company’s shares preserves the Company’s funds without affecting the Company’s debt/equity ratio. Therefore, the Company shall also be enabled to grant shares as consideration in kind since the aforementioned acquisition opportunities usually only exist for a short time and for this reason the necessary issuance of new shares cannot be resolved upon by a General Meeting that would need to be convened first to be able to conduct an ordinary capital increase. Corresponding to the existing Authorized Capital 2010/II, the proposed authorization to exclude subscription rights preserves the necessary flexibility for the Company to quickly and flexibly avail itself of opportunities to acquire companies, parts of companies, interests in companies and other assets. The exclusion of subscription rights leads to a relative reduction of the proportionate interest ratio as well as the proportionate voting ratio for existing shareholders. Should, however, subscription rights be granted, the acquisition of companies, parts of companies, interests in companies or other assets in return for shares would not be possible and the advantages for the Company and the shareholders as described above would therefore not be achievable. The financial interests of the Company’s shareholders in the case of capital increases against contributions in kind are, however, protected by the General Partner’s legal obligation to issue the new shares at an issue price that is adequate to the proportionate value of the contribution in kind.

On the other hand, the management shall in the case of capital increases for cash from the Authorized Capital 2015/II be authorized to exclude subscription rights pursuant to section 278 (3) AktG in connection with sections 203 (1) sentence 1, 203 (2), 186 (3) sentence 4 AktG if the new shares are issued at a price which does not fall significantly below the stock exchange price of shares of the Company already issued at the time of the final determination of the issue price and the proportionate amount attributable in total to the issued shares exceeds 10% of the share capital existing on the first exercise of the authorization neither at the time of the coming into effect nor at the time of the first exercise of the authorization. The possibility to exclude subscription rights in analogous application of section 186 (3) sentence 4 AktG enables the Company to use favorable stock exchange conditions effectively and close to the current stock exchange price at the relevant time and to achieve the highest issue price possible and a substantial strengthening of the equity funds by fixing the issue price close to the market. The authorization therefore allows the Company to cover any capital requirements even at short notice and to use the corresponding stock exchange price of the Company’s shares to strengthen its equity funds. By avoiding a time-consuming and expensive processing of subscription rights, the equity capital requirements can be covered within a very short time from short-term market opportunities and additional new shareholder groups can be acquired at home and abroad. The flexibility inherent in the exclusion of subscription rights is an important instrument for the Company to be able to use the opportunities offered in rapidly changing markets. The issue price for the new shares must be geared to the stock exchange price of the shares already listed and may not differ significantly from the respective current stock exchange price in each case and, in particular, will not fall significantly below it. This ensures that the compensation received for new shares is always adequate to the market, which is in the interest of both the Company and all its shareholders.

The use of Authorized Capital 2015/II with the exclusion of subscription rights results in a reduction of the proportionate interest ratio as well as the proportionate voting ratio of existing shareholders. As far as the new shares are issued for cash, this dilution will — in conformity with the statutory rationale in section 186 (3) sentence 4 AktG — be adequately limited by the fact that the proportionate amount of share capital attributable to shares issued for cash with exclusion of subscription rights from the Authorized Capital 2015/II must not exceed 10% of the share capital in total. Also to be set-off against this limitation is the proportionate amount of share capital attributable to new shares or treasury shares previously acquired by the Company which are issued or sold during the period of validity of this authorization with exclusion of subscription rights in direct, analogous or corresponding application of section 186 (3) sentence 4 AktG and the proportionate amount of the share capital attributable to shares issued or to be issued to satisfy option or conversion rights or discharge option or conversion obligations from bonds, if the bonds are issued during the period of validity of this authorization with exclusion of subscription rights in analogous application of section 186 (3) sentence 4 AktG. This ensures that the upper limit of 10% mentioned above will not be not exceeded and the financial and voting right interests of the shareholders will be reasonably preserved when exercising the Authorized Capital 2015/II with the exclusion of subscription rights. In the case of the use of Authorized Capital 2015/II with the exclusion of subscription rights according to section 186 (3) sentence 4 AktG, shareholders interested in fully maintaining their proportionate interest can always make use of the option to acquire shares of the Company via stock exchanges and therefore at market conditions.

The General Partner may only exercise the aforementioned authorizations to exclude subscription rights with regard to the Authorized Capital 2015/II to the extent that the proportional amount of the total shares issued under exclusion of subscription rights exceeds 20% of the share capital neither at the time of these authorizations coming into effect nor at the time of the exercise of these authorizations. If, during the period of validity of the Authorized Capital 2015/II until its utilization, other authorizations on the issue or on the sale of shares of the Company or the issue of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned 20% limit.

Duly taking all circumstances stated herein into account, the Management Board of the General Partner considers the exclusion of subscription rights under the Authorized Capital 2015/II appropriate, necessary, adequate as well as materially justified weighting to the interests of the Company and the interests of shareholders for the stated reasons and in consideration of the potential dilutive effect to the disadvantage of the shareholders.

Currently, there are no specific plans for the utilization of the Authorized Capital 2015/I and the Authorized Capital 2015/II. The Management Board of the General Partner will in each case carefully assess whether it should exercise the authorizations to use the authorized capitals and, where necessary, the exclusion of subscription rights. It will only do so if it is in the well-understood interests of the Company and all its shareholders and is reasonable and adequate.

The Management Board of the General Partner will report on every use of the authorizations granted under agenda item 7 b) and d) at the respective following General Meeting.

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

III. Further information regarding the convening of the Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the ordinary General Meeting, the share capital of the Company is composed of 311,438,192 non-par value shares and consists solely of bearer ordinary shares. At the time of the convening of the ordinary General Meeting, the Company holds a total of 7,548,951 treasury shares which do not entitle the Company to any rights. Therefore, the total number of shares carrying participation and voting rights at the time of the convening of the ordinary General Meeting amounts to 303,889,241 shares.

Participation in the General Meeting and exercise of the voting rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of May 12, 2015 (24:00 hours Central European Summer Time — CEST), at the latest at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of May 12, 2015 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of April 28, 2015, (00:00 hours CEST) (“Evidence Date”).

Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to a dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the ordinary General Meeting.

Proxy voting procedure

Shareholders may also have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to sections 135 (8) AktG and 135 (10) AktG in connection with section 125 (5) AktG may — to the extent powers of attorney are issued to them — provide for deviating provisions.

The evidence of the appointment of an authorized person may either be presented at the entrance to the meeting venue of the General Meeting on the day of the General Meeting or be submitted in advance to the following address:

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172 609-2301
E-Mail: hauptversammlung@fmc-ag.com

In case the proxy or the evidence of the appointment of an authorized person is submitted to the Company in advance to the postal address, fax number or e-mail address stated above, we may for organizational reasons ask for a corresponding submission by  May 17, 2015 (24:00 hours CEST).

Procedure regarding Company-named proxies acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney in text form as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

Powers of attorney including voting instructions for the proxies named by the Company may already be submitted to the Company prior to the General Meeting. In this case, powers of attorney and voting instructions must be received by the Company for organizational reasons until May 17, 2015 (24:00 CEST) at the following address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: +49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

Irrespective of the above, shareholders may issue powers of attorney and voting instructions to proxies named by the Company during the General Meeting.

Further information on the proxy voting procedure

The shareholders shall receive forms for powers of attorney and for voting instructions as well as further information regarding the issuing of powers of attorney together with the entrance ticket.

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders

Supplemental requests to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Saturday, April 18, 2015 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (section 278 (3) AktG in connection with sections 142 (2) sentence 2 AktG, 122 (1) sentence 3, (2) sentence 1 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

Att. Mr. Rice Powell

Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda prior to the General Meeting. Shareholders may also make proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. May 4, 2015 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given at http://www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting. Any comments of the management will also be published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
 - Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172 609-2301
E-Mail: hauptversammlung@fmc-ag.com

Countermotions and proposals for election sent to any other address cannot be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG. Proposals for the election of auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Shareholders’ information rights according to section 278 (3) AktG in connection with section 131 (1)

Information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent the information is necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at http://www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Availability of documents

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG are available on the Company’s website at http://freseniusmedicalcare.com/en/home/investors/annual-general-meeting:

1)                  the annual financial statements and consolidated group financial statements approved by the Supervisory Board;

2)                  the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group;

3)                  the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB;

4)                  the General Partner’s proposal on the allocation of distributable profit;

5)                  the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2014;

6)                  the annual report for the Fresenius Medical Care Group for fiscal year 2014 which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for fiscal year 2014; and

7)                  the written report of the General Partner on agenda item 7.

From the day of the convening of the General Meeting, the aforementioned documents are available for inspection by shareholders at the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany. Upon request, each shareholder shall receive a copy of the aforementioned documents without undue delay and free of charge.

Transmission in sound and vision

On the day of the General Meeting, the speech of the chairman of the Management Board of the General Partner will be broadcast in sound and vision if the chairman of the Meeting so orders. In this case, it can be followed live on the internet at http://www.freseniusmedicalcare.com/en/home/investors/annual-general-meeting.

Hof an der Saale, April 2015

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts regarding the Annual General Meeting

- ISIN: US3580291066 // CUSIP: 358029106 -

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corp., who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the holders of ADRs. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corp. by May 6, 2015 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, a holder of ADRs wish to exercise voting rights in person at the Annual General Meeting, The Bank of New York Mellon Corp. will try on a best efforts basis to provide holders of ADRs with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2015

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board